January 2013 Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-180515 January 9, 2013

This presentation includes statements that are, or may be deemed, ‘‘forward-looking statements.’’ In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately” or, in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. They appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned discovery and development of drugs targeting cancer stem cells, the strength and breadth of our intellectual property, our ongoing and planned preclinical studies and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, the degree of clinical utility of our products, particularly in specific patient populations, expectations regarding clinical trial data, our results of operations, financial condition, liquidity, prospects, growth and strategies, the length of time that we will be able to continue to fund our operating expenses and capital expenditures, our expected financing needs and sources of financing, the industry in which we operate and the trends that may affect the industry or us. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and healthcare, regulatory and scientific developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” section of the prospectus contained in Amendment No. 8 to our Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 8, 2013 for our proposed initial public offering (the “Registration Statement”). In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be predictive of results or developments in future periods. Any forward-looking statements that we make in this presentation speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation. You should read carefully the factors described in the “Risk Factors” section of the prospectus contained in the Registration Statement to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. 2

This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The preliminary prospectus, dated January 8, 2013, is available on the SEC Web site at http://www.sec.gov/Archives/edgar/data/1264587/ 000104746913000116/a2210473zs-1a.htm. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 11th Floor, New York, NY 10019, telephone: 212-813-1010, e-mail: prospectus@aegiscap.com; Feltl and Company, Inc., Prospectus Department, 800 LaSalle Avenue, Suite 2100, Minneapolis, MN 55402, telephone: 612-492-8800, e-mail: prospectus@feltl.com; or Sunrise Securities Corp., 600 Lexington Avenue, 23rd Floor, New York, NY 10022, telephone: 212-421-1616, email: prospectus@sunrisecorp.com. 3 Free Writing Prospectus Statement

Shares Offered 2,275,000 (100% Primary) $10.00 - $12.00 per share Price Range NASDAQ Capital Market / STML Exchange / Ticker Clinical development of SL-401 and SL-701 and other general corporate purposes Use of Proceeds Week of January 28th, 2013 Anticipated Pricing Aegis Capital Corp. Underwriter 15% or 341,250 (100% Primary) Over-Allotment 4

Biopharmaceutical company targeting Cancer Stem Cells (CSCs) with near-term registrational opportunities Funds from IPO sufficient to reach pivotal data Multiple durable complete responses (CRs) with SL-401 and SL-701 in advanced hematologic and brain cancers, respectively Late-stage clinical trials to register SL-401 in two indications: Blastic Plasmacytoid Dendritic Cell Neoplasm (BPDCN) Acute Myeloid Leukemia (AML); 3rd-line Initiating late-stage trials of SL-701 in advanced brain cancer Broad CSC-focused IP, discovery platform, and pipeline Experienced management team and board of directors 5 Investment Highlights

Ivan Bergstein, M.D. – Chief Executive Officer Founded Stemline and advanced Company from concept to current clinical stage Pioneer in the therapeutic targeting of Cancer Stem Cells; filed early patents Former Medical Director of Access Oncology, Inc.; company subsequently acquired Eric Rowinsky, M.D. – Chief Medical Officer and Head of R&D Former Chief Medical Officer of ImClone Systems, Inc. Led FDA approval of Erbitux® for head and neck and colorectal cancers On the board of directors of a number of public and private biopharmaceutical companies, including Biogen Idec, Inc. Ken Hoberman – Vice President of Operations Former VP of Corporate Development, Keryx Biopharmaceuticals Led multiple business development transactions and financings Founding team of Access Oncology, Inc.; company subsequently acquired 6 Board of Directors Kevin Buchi CEO, Cephalon (former) Eric Dobmeier COO, Seattle Genetics Kenneth Zuerblis CFO, Enzon, ImClone, Savient (former) Ron Bentsur CEO, Keryx Ivan Bergstein, MD Chairman CEO, Stemline

7 “Therapeutic strategies that specifically target cancer stem cells should eradicate tumors more effectively than current treatments and reduce the risk of relapse and metastasis” Dramatic increase in published CSCs articles High profile scientific journals Featured at major conferences ‘00 ‘01 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 ‘09 ‘10 ‘11 # published CSC articles (Pubmed) 1,000 2,000 3,000 Year (2000-2011)

8 Company Focus Stage of Clinical Development Valuation* Stemline Oncology Cancer Stem Cells Pivotal Phase 2b $60M** Boston Biomedical Oncology Cancer Stem Cells Phase 1 and 2 $200M+ ($2.63B acquisition) Oncomed Oncology Cancer Stem Cells Phase 1 Private company Verastem Oncology Cancer Stem Cells Phase 1 completed $210M Array Oncology Phase 2 $373M Clovis Oncology Phase 2 $444M Puma Oncology Phase 2 $544M Synta Oncology Phase 2 $595M *Valuation based on publicly available information **Midpoint of $10-$12/share range CSC and Other Oncology-Focused Comparables

Dual targeting of both Cancer Stem Cells (CSCs) and Tumor Bulk with a Single Agent 9 Tumor relapse CSCs survive Tumor bulk killed CSCs regrow tumor CSCs and tumor bulk killed Tumor bulk Cancer stem cell (CSC) Tumor Standard therapy Stemline therapy Cancer destroyed Our Novel Approach Identification of targets present on both CSCs and tumor bulk Single agent dual targeting of both CSCs and tumor bulk Tumor shrinkages plus long-term benefit of targeting CSCs

Therapy Indication Preclinical Phase 1/2 Phase 2b Timeline SL-401 BPDCN Relapsed or refractory Data expected within 24 months AML Relapsed or refractory Interim data expected within 24 months MDS High risk Completion expected within 12 months CML Not TKI candidate Completion expected within 24 months SL-701 Pediatric glioma Newly diagnosed and recurrent Data expected within 24 months Adult high-grade glioma Recurrent, refractory Initiation expected within 24 months Adult low-grade glioma Newly diagnosed and recurrent Completion expected within 24 months BPDCN=Blastic plasmacytoid dendritic cell neoplasm; AML=Acute myeloid leukemia; MDS=Myelodysplastic syndrome; CML=Chronic myeloid leukemia; TKI=Tyrosine kinase inhibitor Pivotal/Registration-directed 10 Stemline’s Clinical Programs

Stemline SL – 401 Program

Novel targeted therapy directed to interleukin-3 receptor (IL-3R) IL-3R is overexpressed on CSCs and tumor bulk of most heme cancers: AML, BPDCN, MDS, CML, Hodgkin’s lymphoma, Non-Hodgkin’s lymphoma, myeloma, others Single agent clinical activity to date in multiple indications: AML, BPDCN, MDS Durable complete responses (CRs) and survival benefit in heavily pretreated patients No evidence of hematologic toxicity (infection, fatigue, bleeding) in contrast to traditional therapies for heme cancers Exclusive worldwide rights Received Orphan Drug designation for AML in the U.S. Near-term accelerated registrational opportunities for BPDCN and 3rd-line AML 12

SL-401 Market Opportunity

Acute Myeloid Leukemia (AML) and Blastic Plasmacytoid Dendritic Cell Neoplasm (BPDCN)


~14k new AML cases annually in the U.S.
~19k new AML cases annually in Europe
~2k new BPDCN cases annually in U.S. and Europe

	AML Treatment	BPDCN Treatment
1st Line	• Chemotherapy (Ara-C + anthracycline) approved • Bone marrow transplantation when indicated	• No FDA approved treatment • No standard of care
2nd Line	• No FDA approved treatment • Standard of care: additional chemotherapy	• No FDA approved treatment • No standard of care
3rd Line	• No FDA approved treatment • No standard of care; patients typically not candidates for additional chemotherapy	• No FDA approved treatment • No standard of care

Market opportunities: IL-3R+ malignancies

- Acute myeloid leukemia (AML)
- Blastic Plasmacytoid Dendritic Cell Neoplasm (BPDCN)
- Myelodysplastic syndrome (MDS)
- Chronic myeloid leukemia (CML)
- Acute lymphoid leukemia (ALL)
- Hodgkin's & Non-Hodgkin's lymphoma, Multiple myeloma

13

Stemline

14 IL-3R is overexpressed on AML relative to normal bone marrow IL-3R is overexpressed on AML CSCs and not present on normal stem cells IL-3R Counts <1% normal hematopoietic stem cells express IL-3R Normal Bone Marrow Limited IL-3R expression AML Diffuse IL-3R expression IL-3R Counts >99% of AML CSCs express IL-3R

15 BPDCN is an uncommon & highly aggressive heme malignancy Involves skin, bone marrow, blood, lymph nodes, spleen Poor prognosis, no standard of care, traditional cancer therapy ineffective Rationale for developing and registering SL-401 in BPDCN SL-401 is highly potent against BPDCN cells (IC50 in femtomolar [10-15M] range) SL-401 induced CRs in 2 of 3 heavily pretreated BPDCN patients Register with small, single-arm trial given robust clinical data to date, ultra-orphan indication, and unmet medical need High IL-3R Expression in BPDCN BPDCN Skin Lesions SL-401 concentration (femtomolar [fM]; 10-15M) % Viability

IL-3 16 Cancer Stem Cell Payload Tumor Bulk Cell SL-401 Normal Cell SL-401 is a recombinant protein consisting of human IL-3 linked to truncated diphtheria toxin payload SL-401 kills malignant cells SL-401 delivers payload to IL-3R+ malignant cells Intracellular release of cytotoxic payload Inhibition of protein synthesis and induction of cell death SL-401 spares normal cells Normal stem cells do not express IL-3R and are therefore unaffected by SL-401 IL-3R IL-3R

Multi-center Phase 1/2 trial Advanced hematologic cancer patients (n=80) Single agent activity with only a single cycle in multiple indications (AML, BPDCN, MDS) Durable complete responses in AML and BPDCN Survival benefit in heavily pretreated AML Well-tolerated Most common side effects: reversible mild-moderate transaminitis, hypoalbuminemia, edema, fever, chills 5% (1/19) had dose-limiting toxicity at Phase 2b dose No treatment-related hematologic toxicity 17

18 High rates of overall response and disease stabilization, after only a single cycle of therapy AML Relapsed, refractory (n=59) AML >3rd line (n=35*) AML Not chemo candidate (n=11) MDS High risk (n=7) BPDCN (n=3) Overall response/disease stabilization 46% 43% 55% 43% 67% Overall response 25% 23% 27% 29% 67% Overall response breakdown 2 Durable CRs 5 PRs 8 MRs 1 Durable CR 2 PRs 5 MRs 2 PRs 1 MR 1 PR 1 MR 2 CRs AML = Acute myeloid leukemia; MDS = Myelodysplastic syndrome; BPDCN = Blastic plasmacytoid dendritic cell neoplasm CR = Complete response; PR = Partial response; MR = Minor response *Subpopulation of relapsed, refractory

SL-401 Induced CRs in Two Patients with Blastic Plasmacytoid Dendritic Cell Neoplasm (BPDCN)

- 2 of 3 patients with heavily pre-treated BPDCN had complete responses (CRs) following SL-401 treatment

BPDCN Skin Lesion (Pt #2)



H&E of Skin Lesion: BPDCN Infiltrate in Reticular Dermis (Pt #2)



Immunostaining: IL-3R Expression (Pt #2)



- CR patient #1 (3rd line BPDCN)
  - Presented with malignant blasts in marrow and blood, causing low peripheral blood counts, enlarged lymph nodes & spleen; all completely resolved after SL-401, CR 5+ months (ongoing)
- CR patient #2 (4th line BPDCN)
  - Presented with multiple skin lesions, history of blasts in bone marrow and blood; all completely resolved after SL-401, CR 3+months (ongoing)
- Next step: Pivotal Phase 2b trial in relapsed or refractory BPDCN

19

Stemline

20 (+) Blasts Recovering marrow Normal hematopoiesis Pre-SL-401 2 weeks post-SL-401 4 weeks post-SL-401 CR #1 (8 mos. duration): Patient had failed standard 1st line therapy (Ara-C + daunorubicin) CR #2 (>25 mos. duration): 4th line AML patient who failed 2 prior bone marrow transplants Absolute neutrophil count (ANC) AML blast % (marrow) normal normal Platelet count normal

21 Decrease in CSC activity in SL-401 treated patients (n=3) First clinical demonstration that a CSC-directed compound can decrease CSC activity in patients Pre-SL-401 Day 15 Post-SL-401 Day 30 Post-SL-401 % Colonies (CSC assay)

22 Longer overall survival in AML patients (>3rd line) treated with only a single cycle of SL-401 at all doses (n=35) compared with historical data Overall Survival (%) Months SL-401 treated patients Median overall survival = 3.6 months (95% CI: 2.3, 6.1 months) Historical OS 1.5 months A single cycle of SL-401 more than doubled the median OS of >3rd line AML patients compared to historical data

23 Longer overall survival in AML patients (>3rd line) treated with only a single cycle of SL-401 at therapeutically relevant doses* (n=16) compared with historical data *Therapeutically relevant doses include the MTD (16.6 mg/kg/d) and the two dose levels below the MTD (9.4 and 12.5 mg/kg/d) Overall Survival (%) SL-401 treated patients Median overall survival = 5.6 months (95% CI: 2.5, 10.8 months) Historical OS 1.5 months A single cycle of SL-401 at therapeutically relevant doses more than tripled the median OS of >3rd line AML patients compared to historical data Months

Pivotal Phase 2b trial in relapsed or refractory BPDCN Single arm Up to 40-50 patients, but fewer patients if results sufficiently robust Primary endpoint: Overall response rate Registration-directed Phase 2b study in 3rd line AML Randomized (2:1): SL-401 vs. physician’s choice 240 patients, 30-40 centers in North America Co-primary endpoints: Overall survival (OS) and CR rate Interim analyses (potential for early or accelerated approval) Other potential Phase 2 studies AML earlier stage (2nd, 1st line) – combined with chemotherapy Other IL-3R+ cancers: MDS, CML, Hodgkin’s & non-Hodgkin’s lymphoma, multiple myeloma 24

Stemline SL – 701 Program

Novel brain cancer vaccine consisting of synthetic peptides SL-701 targets, IL-13R2 and Ephrin-A2 (EphA2), are overexpressed on brain CSCs and tumor bulk Single agent activity in Phase 1/2 trials in advanced adult and pediatric brain cancers Durable complete responses and multiple partial responses Survival benefit compared to historical data Negligible side effects Mild local injection site reactions, fever Next steps Obtain NCI funding approval of final protocol, and initiate, multicenter trial in pediatric malignant glioma Meet with FDA to discuss pivotal Phase 2b trial Phase 2b trial in adult 2nd line glioblastoma multiforme (GBM) 26

27 Adult GBM Treatment 1st Line Surgery, radiation, temozolomide (Stupp regimen) 2nd Line Avastin® 3rd Line No FDA approved treatment Glioblastoma Multiforme (GBM) Low-grade glioma (LGG) Pediatric glioma Anaplastic astrocytoma (AG) Market opportunity: CNS tumors Adult GBM and Pediatric Glioma ~10k new adult GBM cases annually in the U.S. ~15-18k new adult GBM cases annually in Europe Pediatric Glioma Treatment 1st Line No FDA approved treatment Surgery, chemo and/or radiation typically used 2nd Line No FDA approved treatment

Adult High-Grade Glioma (recurrent, refractory) 59% (13/22) overall response or disease stabilization 2 Complete Responses (CRs) CR of >23 months duration in patient with refractory glioblastoma multiforme (GBM) 3 Partial Responders (PRs) Overall survival benefit vs. historical data 28 Pediatric Glioma 86% (19/22) overall response or disease stabilization 3 partial responses (PRs) 2 PRs of >14 months duration 1 prolonged (20 months) disease free survival while on SL-701 following surgery 4 stable disease patients whose survival >13 months

29 PR patient: SL-701 induced a PR (15 mos. duration) in a child with radiation-resistant brainstem glioma 5 mo. post-SL-701 Baseline Partial response CR patient: SL-701 induced a CR (>23 mos. duration) in an adult with GBM refractory to 1st line therapy Baseline Complete response Pre-SL-701 33 wks post-SL-701 Pre-SL-701

30 Reactive gliosis Numerous CD68+ macrophages Abundant CD8+ T cells Post-SL-701 brain biopsy demonstrates inflammation, including CD8+ T cells, indicative of an SL-701-induced immune response against the brain tumor in this patient Pre-SL-701 (baseline) Nine weeks post-SL-701 treatment shows tumor shrinkage Post-SL-701 brain biopsy

31 GBM AG SL-701 Historical SL-701 Historical Median OS 13 months 5-7 months >22 months 9-11 months 6 month OS 80% 38-55% 85% 66% 12 month OS 55% 14-25% 76% 44-47% Kaplan-Meier Plot of Overall Survival >2nd line adult high grade glioma (n=22 patients; GBM: n=13; AG: n=9) Months Percent Overall Survival Anaplastic glioma (AG) Glioblastoma (GBM)

Pediatric Obtain NCI funding approval of final protocol, and initiate, multicenter trial in pediatric malignant glioma (non-brainstem and brainstem glioma) Meet with FDA to discuss pivotal Phase 2b trial Adult Phase 2b trial in adult patients with 2nd line GBM SL-701 + Avastin® Continue ongoing investigator-sponsored grant-funded trials Adult low-grade glioma (newly diagnosed) Adult low-grade glioma (recurrent) 32

Stemline StemScreen® Platform, Preclinical Pipeline, and Intellectual Property

StemScreen® Platform and Preclinical Pipeline

StemScreen® platform:

- Proprietary high throughput screen identifies novel compounds that target CSCs
- Based on landmark discovery that cancer cell lines harbor CSCs
- Technology identifies CSCs in cell lines and permits high throughput screening of compound libraries


StemScreen®
Compound library
CSCs
(fluorescent reporter)
CSC apoptosis

Preclinical Pipeline:

Target	Compound	Class	In Vitro Efficacy	In Vivo Efficacy
Notch	SL-301	Small molecule	+	+
CD123	SL-101	mAb-based	+	
T-201	SL-201	Small molecule	+	
---		3 small molecule hits	+	
T-601	SL-601	mAb-based		

34

Leading intellectual property estate Broad and early filings in CSC space 13 issued patents, 30 pending Therapeutics directed to CSCs Broad mAb-based therapies targeting CSCs Specific mAb-based therapies to important oncology targets In combination with companion diagnostics CSC-directed diagnostics CSC-focused discovery platform 35

Financial Summary 36

Offering proceeds fund clinical development of SL-401 and SL-701 and other general corporate purposes Financial Summary (1) Pro forma as adjusted for IPO, assuming IPO offering price at $11.00 per share, the midpoint of the $10.00- $12.00 price range. 35 As of September 30, 2012 Cash and cash equivalents ($M) 3.1 22.4 Total assets ($M) 5.8 25.1 Long-term liabilities ($M) 2.0 1.2 Deficit accumulated during development stage ($M) (5.8) (10.4) Total stockholder’s equity ($M) (1.4) 18.8 Actual Adjusted for IPO(1)

Stemline Milestones

39 Data from SL-401 pivotal Phase 2b trial in relapsed or refractory BPDCN Interim data from SL-401 registration-directed randomized Phase 2b trial in 3rd-line AML Present clinical updates at major cancer conferences Obtain NCI funding approval of final protocol and initiate SL-701 pediatric trial Meet with FDA regarding SL-701 pivotal Phase 2b pediatric trial Initiate SL-401 open label Phase 1/2 trials in additional indications Potential partnership opportunities around clinical, preclinical, platform, IP

Stemline Corporate Presentation January 2013